450 Wireless Boulevard

Hauppauge, New York 11788

Joyce M. Smith

Paralegal

Direct Phone: (631) 470-2675

Fax: (631) 813-2884

E-mail: joyce.smith@geminifund.com

December 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:  Office of Filings, Information & Consumer Service

Re:

Renaissance Capital Greenwich Funds (the “Trust”)

            Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Trust’s Investment Company Blanket Bond in the amount of $1,602.00 has been paid for the December 18, 2011 to December 18, 2012 policy year.

If you have any questions, please contact the undersigned at (631) 470-2675.

Very truly yours,

      /s/ Joyce M. Smith

Joyce M. Smith